UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*
=
Entera Bio Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.0000769 per share
 (Title of Class of Securities)

M40527109
 (CUSIP Number)

December 31, 2018
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40527109	13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Capital Point Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,151,806 (*)
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER 1,151,806 (*)
	8	SHARED DISPOSITIVE POWER ---
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,151,806 (*)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (*) (**)
12		TYPE OF REPORTING PERSON (See instructions) CO

(*) Comprised of (i) 908,665 ordinary shares, (ii) a warrant to purchase 69,806 ordinary shares, and (iii) an option to purchase 173,335 ordinary shares of the issuer granted by D.N.A Biomedical Solutions Ltd. ("D.N.A"), a shareholder of the issuer. As more fully described in Item 4, the option excludes an option to purchase 548,815 ordinary shares of the Company granted by D.N.A, which are subject to a 9.99% beneficial ownership limitation.

(**) Based on 11,459,780 ordinary shares outstanding as of December 31, 2018, as provided by the issuer.

Item 1. (a)	Name of Issuer:

Entera Bio Ltd.

(b)	Address of Issuer's Principal Executive Offices:

Kiryat Hadassah, Minrav Building
Jerusalem 9112002
Israel

Item 2. (a)	Name of Person Filing:

Capital Point Ltd.

(b)	Address of Principal Business Office:

Azrieli 1, Tel Aviv 67021, Israel

(c)	Citizenship:

Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.0000769 per share

(e)	CUSIP Number:

M40527109

Item 3.	Not applicable

Item 4.	Ownership:

(a)	Amount beneficially owned:

   See rows 5-9 of cover page of the reporting person.

The option to purchase 722,150 ordinary shares of the issuer granted by D.N.A ("D.N.A Option") contains a limitation that prohibits the holder from exercising any portion of the D.N.A Option to the extent that after giving effect to the exercise and subsequent transfer of the ordinary shares of the issuer from D.N.A to the reporting person, the reporting person (together with its investment vehicles, affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of the ordinary shares of the issuer outstanding immediately after giving effect to such transfer (the "Beneficial Ownership Limitation"). Consequently, as of December 31, 2018, the reporting person was not able to exercise options to purchase 548,815 ordinary shares of the issuer granted by D.N.A due to the Beneficial Ownership Limitation. The amounts set forth in row 6, 8, 9 and 11 for the Reporting Person gives effect to the Beneficial Ownership Limitation.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2019

Capital Point Ltd. /s/ Shay Lior By: Shay Lior Title: co-Chief Executive Officer /s/ Yossi Tamar By: Yossi Tamar Title: co-Chief Executive Officer